Filed by ITHAX Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Mondee Holdings II, Inc.

Commission File No. 001-39943

Mondee and ITHAX Announce Director Nominees to the New Mondee Board of Directors

SAN MATEO, Calif. & NEW YORK – Mondee Holdings II, Inc. (“Mondee” or the “Company”), the high-growth, travel technology company and marketplace, with a portfolio of globally-recognized platforms and brands in the leisure and corporate travel sectors, and ITHAX Acquisition Corp. (Nasdaq: ITHX) (“ITHAX”), a special purpose acquisition company that announced a planned business combination with Mondee (the “Business Combination”), today announced the nominees to the board of directors of the combined company (“New Mondee”).

The New Mondee board will be convened upon the closing of the Business Combination, which is subject to shareholder approval and other customary closing conditions. ITHAX announced that the extraordinary general meeting of ITHAX shareholders to approve the Business Combination, among other proposals, is set to occur on July 15, 2022. New Mondee will retain the Mondee name and trade on Nasdaq under the new ticker “MOND”.

The Company and ITHAX believe that each of the director nominees listed below, are highly accomplished, acclaimed and successful in their respective fields and will bring decades of strategic, financial, operational, industry and public company governance leadership to New Mondee:

❖	Prasad Gundumogula – Co-Founder and Chief Executive Officer of Mondee
❖	Orestes Fintiklis – Chief Executive Officer of ITHAX
❖	Asi Ginio – Co-Founder, Former Chief Product Officer, Chief Operating Officer and Chief Executive Officer of Tourico Holidays Inc.
❖	Mona Aboelnaga Kanaan – Managing Partner of K6 Investments LLC
❖	Roopa Purushothama - Chief Economist and Head of Policy Advocacy of Tata Sons Private Limited
❖	Noor Sweid – Founder and General Partner of Global Ventures
❖	Pradeep Udhas – Co-Founder and Senior Advisor of KPMG India

“We are very pleased to have assembled an exceptional, deeply experienced group of director nominees for New Mondee,” said Prasad Gundumogula, Founder and Chief Executive Officer of Mondee. “The highly accomplished group of veteran business leaders aligns with our business strategy and we believe will be invaluable as we continue to expand our business globally. We are focused on accelerating our growth across new and existing channels and will benefit from the strong voices and expertise of these director nominees upon the consummation of the Business Combination with ITHAX.”

Additional information on each of the additional director nominees can be found below:

Prasad Gundumogula

Co-Founder and Chief Executive Officer of Mondee

Prasad Gundumogula is the co-founder of Mondee and has been serving as Chairman of the Board and Chief Executive Officer since 2015. Under his stewardship, Mondee has emerged as a rapid-growth travel technology company and marketplace with a portfolio of globally recognized brands, grown substantially in revenue, and executed several key strategic acquisitions that expanded the portfolio to fuel future growth. Prior to his current role, Mr. Gundumogula served as Chief Operating Officer, Chief Technology Officer of Mondee, where he crafted Mondee's vision, as well as played foundational roles in executing this vision. Prior to Mondee's founding, Mr. Gundumogula was the Founder and CEO of Explore Trip Inc, where he pioneered a world-class system-based travel technology solution and state-of-the-art content hub platform. Previously, Mr. Gundumogula founded Metaminds Global Solutions, where he created highly scalable logistics systems and Artificial & Business Intelligence based solutions that added value to companies such as Lowe's and Mercedes Benz. Mr. Gundumogula is a seasoned entrepreneur with an excellent track record of founding multiple transformative ventures and nurturing them from startups to multi-millions dollar businesses. Mr. Gundumogula holds both a master's degree and a bachelor’s degree in computer science from Andhra University.

Orestes Fintiklis

Chief Executive Officer of ITHAX

Orestes Fintiklis has served as ITHAX’s Chief Executive Officer since October 2020 and Chairman of ITHAX’s Board since January 2021. He has more than 15 years of experience in hospitality investment and asset management and is the Founder and Managing Partner of Ithaca Capital Partners, a private equity real estate investment management company. In the past four years alone, Ithaca has acquired and/or asset-managed five hospitality businesses, including the acquisition of iconic and award-winning hotels such as the JW Marriott Panama and W Hotel Bogota (which, in 2021, readers of Condé Nast Traveler voted as the No. 1 best hotel in South America). He oversees all aspects of Ithaca, including sourcing, acquisitions, structuring, strategy, asset management and disposals. Prior to Ithaca, Mr. Fintiklis joined Dolphin Capital Partners in June 2007, and served as a partner from December 2013 to January 2017. Dolphin Capital Partners raised approximately $600 million of equity since June 2007 and raised and invested a total of approximately $1.1 billion of equity since December 2005 into multiple hotels and resorts. Prior to that, he was an attorney at Clifford Chance LLC in London and Brussels from August 2004 to August 2006. Mr. Fintiklis has a bachelor’s degree in law (Jurisprudence) from Oxford University (England), where he graduated first in his class, and holds a Master’s Degree in Business Administration with distinction from INSEAD Business School (France). He is a director in multiple hospitality and real estate private companies and is an active member of Young Presidents Organization, a chief executive leadership organization.

Asi Ginio

Co-Founder and Former Chief Product Officer, Chief Operating Officer, and Chief Executive Officer of Tourico Holidays Inc.

Asi Ginio has over 20 years of experience with Tourico Holidays Inc., a global travel wholesale and bedbank company that he co-founded in April 1999 (“Tourico”), and has served as the Chief Product Officer, Chief Operating Officer and Chief Executive Officer. In 1999, Mr. Ginio established the Tourico Holidays product development team and deployed its unique Permanent Room Block “PRB” strategy, which created a new industry standard and significantly improved the company value proposition and profit margins. In 2013, Mr. Ginio helped establish Tourico Holidays Travel Academy (“THTA”) which offers an exclusive opportunity for college graduates to jumpstart careers in the travel industry and Travel Global Systems (“TGS”), a proprietary travel software company. From January 2013 to May 2017, he oversaw Tourico’s global distribution and revenue management of over 35,000 direct hotel contracts and 4500 worldwide clients, including online travel agencies, airlines, rewards programs, tour operators, travel clubs and more. In June 2017, Tourico was acquired by Cinven Limited and Canada Pension Plan Investment Board and Mr. Ginio was selected as Hotelbed’s Commercial Strategy Director and Tourico Holidays Chief Executive Officer. Under his leadership, Tourico grew to become the third largest bedbank company with over 760 employees in 39 locations and over $1 billion in sales. Mr. Ginio holds a B.Sc in Hotel Management from Johnson and Wales University in Rhode Island and is a mentor at NYU Tisch Center HI Hub Incubator.

Mona Aboelnaga Kanaan

Managing Partner of K6 Investments LLC

Mona Aboelnaga Kanaan is Managing Partner at K6 Investments LLC, a private investment firm she founded in 2011, which invests globally in the financial services, technology, consumer products and entertainment industries. Earlier in her career, Ms. Aboelnaga Kanaan was President and Chief Executive Officer of Proctor lnvestment Managers LLC (“Proctor”), a private equity firm she co-founded in 2002, which invested in traditional and alternative asset management companies. Ms. Aboelnaga Kanaan oversaw Proctor’s strategic development, acquisition program, and international distribution strategy. She sold Proctor to National Bank of Canada in 2006 and continued as Proctor’s President and Chief Executive Officer until 2013. Currently, Ms. Aboelnaga Kanaan serves as a member of the board of directors of Webster Financial Corporation (NYSE: WBS), where she chairs the technology committee and is a member of the executive and risk committees. She is the first US-based member of the board of Perpetual Limited (ASX: PPT), an Australian-based diversified global financial services company, and serves on the investment and people committees. With a passion for financial inclusion and innovation, Ms. Aboelnaga Kanaan also serves as a director and audit committee chair of FinTech Acquisition Corp Vl (NASDAQ: FTVI), on the Board of Advisors of Ibancar, a FinTech company specializing in collateralized auto lending in Spain, and on the Advisory Board and FinTech Task Force of Dubai-based VC Fund, Global Ventures. Previously, she served as a director of Siguler Guff Small Business Credit Opportunities Fund and Peridiem Global Investors (on behalf of National Australia Bank). Ms. Aboelnaga Kanaan is a Trustee of The Chapin School, the Fashion Institute of Technology of the State University of New York, and International House, New York (a graduate student housing non-profit organization), and a member of the Council on Foreign Relations. She is also a Leadership Fellow of the National Association of Corporate Directors.

Roopa Purushothama

Chief Economist and Head of Policy Advocacy of Tata Sons Private Limited

Roopa Purushothama has served as the Chief Economist and Head of Policy Advocacy at Tata Sons Private Limited since September 2017. Previously, she was MD and Head of Research at Everstone Capital, an investment group that manages assets in excess of $6 billion across private equity, real estate, green infrastructure, credit and venture capital. Until 2006, she was a Vice President and Economist at Goldman Sachs, where she co-authored the widely read report, “Dreaming with BRICs: The Path to 2050”. In 2018, Ms. Purushothaman also co-authored the book “Bridgital Nation: Solving Technology’s People Problem”, written with N. Chandrasekaran, the Chairman of the Tata Group. She has served on the Prime Minister of India’s Advisory Council on Urban Infrastructure and is the founder of Avasara Leadership Institute, a non-profit educational institution focusing on accelerating academic and leadership outcomes for adolescent girls in India. Avasara has worked with over 2,000 girls through after-school programs, scholarship programs and Avasara Academy, a residential secondary school. Ms. Purushothaman has a B.A. in International Studies and Ethics, Politics, and Economics from Yale University and a Masters of Science Economics from the London School of Economics.

Noor Sweid

Founder and General Partner of Global Ventures

Noor Sweid has been the founder and general partner of Global Ventures, a Dubai-based venture capital firm, since 2018. She is a founder, investor, and operator. Identified by Forbes magazine as one of the “World’s Top 50 Women in Tech,” Ms. Sweid’s previous roles include chief investment officer at The Dubai Future Foundation from 2016 until 2017, and founder of ZenYoga studio chain (acquired by Cedarbridge) from 2006 until 2014. Furthermore, she was the first Arab woman to scale, conduct an initial public offering of and operate a public company in the MENA region, listing Depa PLC, an interior solutions company on the NASDAQ Dubai and the London Stock Exchange (DEPA:DU) for approximately US$1.1. billion in April 2008. Additionally, Ms. Sweid has been the chairperson of the Middle East Venture Capital Association since 2018, a director for TechWadi since 2017, a director for the Karman Fellowship since 2021, and a director for the Global Private Capital Association since 2022. Ms. Sweid has also been the independent board director for Clue Health since 2020. Ms. Sweid holds a bachelors’ degrees in Finance and Economics from Boston College, an MBA from MIT Sloan, and began her career as a biotechnology and pharmaceutical strategy consultant in the US. She is a fellow of the inaugural class of the Finance Leaders Fellowship and a member of the Aspen Global Leadership Network, and is recognized as a Young Global Leader by the World Economic Forum.

Pradeep Udhas

Co-Founder and Senior Advisor of KPMG India

Pradeep Udhas currently serves as a Senior Advisor at KPMG India, which he co-founded in 1994. In his 28 years of service at KPMG India, Mr. Udhas served as a Senior Partner and various other senior positions. Previously, he served as the Managing Partner for Greater Pacific Capital, a UK based private equity firm’s India operations from May 2008 to May 2010. From May 2000 to October 2004, Mr. Udhas served as the Founder and CEO of e2e Technologies, a United States-based solution architecture firm. Prior to that, he was a Director in IBM, US serving many positions from 1984 to 1993. Mr. Udhas currently serves as a member of the Founder’s Circle of Avasara Leadership Academy, and as a member of the board of The Indus Entrepreneurs, a global entrepreneur mentorship organization, based out of Silicon Valley. He previously served on the executive council of NASSCOM, an Indian IT industry think-tank from April 2000 to April 2002, on the advisory board of St. Xavier’s College, Mumbai from April 2012 to May 2014, and on the national board of the Indo-American Chamber of Commerce from September 2012 to September 2014. In February 2022, Mr. Udhas co-founder the Lorraine Music Academy, a music education technology (“Edtech”) and entertainment firm. Mr. Udhas holds a BS of Biology from St. Xavier’s College, Mumbai and MBA Information Technology from Union College, New York.

About the Extraordinary General Meeting

The extraordinary general meeting of the shareholders of ITHAX to vote on the business combination, among other proposals, will be held at 11:00 a.m., Eastern Time, on July 15, 2022, at the offices of Reed Smith LLP, ITHAX’s U.S. counsel, located at 599 Lexington Avenue, 22nd Floor, New York, New York 10022, and virtually via live webcast at https://www.cstproxy.com/ithaxacquisitioncorp/2022.

You can pre-register to attend the virtual meeting starting at 12:00 p.m., Eastern Time, on July 11 2022. Enter the URL address https://www.cstproxy.com/ithaxacquisitioncorp/2022 into your browser, enter your control number, name and email address. Once you pre-register, you can vote or enter questions in the chat box. At the start of the meeting you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the meeting.

As all shareholders may be aware, due to the current novel coronavirus (“COVID-19”) global pandemic, there are restrictions in place in many jurisdictions relating to the ability to conduct in-person meetings. As part of our precautions regarding COVID-19, we are planning for the possibility that the meeting may be held virtually over the internet, but the physical location of the meeting will remain at the location specified above for the purposes of our amended and restated memorandum and articles of association. If you wish to attend the extraordinary general meeting in person, you must reserve your attendance at least two business days in advance of the extraordinary general meeting by contacting ITHAX’s U.S. counsel, Reed Smith LLP, at 599 Lexington Avenue, 22nd Floor, New York, New York 10022, via an email to ITHAXshareholdermeeting@reedsmith.com.

Your vote FOR ALL proposals is important, no matter how many or how few shares you own. If you have any questions or need assistance voting your ordinary shares, please contact Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200 (for individuals), or banks and brokers can call collect at (203) 658-9400, or by emailing ITHX.info@investor.morrowsodali.com.

About Mondee:

Mondee is a group of leading travel technology, service, and content companies driving disruptive innovative change in the leisure and corporate travel markets. They deliver a revolutionary technology platform of SaaS, mobile, and cloud products and services to a global customer base, processing over 50 million daily searches and multi-billion dollars of transactional volume yearly. Founded in 2011, Mondee is headquartered in Silicon Valley, California, with 17 offices in USA and Canada, and operations in India, Thailand, and Ireland. On December 20, 2021, Mondee entered into a definitive business combination agreement with ITHAX Acquisition Corp. (Nasdaq: ITHX) that is expect to result in Mondee becoming a publicly listed company on Nasdaq under the ticker symbol “MOND”. For more information, please visit https://www.mondee.com.

About ITHAX:

ITHAX, a Cayman Islands exempted company (NASDAQ: ITHX), is a blank check company formed by the founder of Ithaca Capital Partners (“Ithaca”) and the principals of AXIA Ventures Group Limited (“AXIA”). Ithaca is a real estate investment manager with focus on deep-value hospitality investments in the United States, Latin America and Caribbean. AXIA is a leading, independent, privately-owned investment bank founded in 2008 that provides services in more than 20 countries through its offices in New York, London, Milan, Athens, Nicosia and Cyprus. For more information, please visit https://ithaxacquisitioncorp.com.

Forward-Looking Statements:

Certain statements in this Document may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed business combination between ITHAX Acquisition Corp., an exempted company incorporated in the Cayman Islands with limited liability under company number 366718 (“ITHAX”) and Mondee Holdings II, Inc., a Delaware corporation (“Mondee”), ITHAX’s and Mondee’s ability to consummate the transaction, the expected closing date for the transaction, the benefits of the transaction and the public company’s future financial performance following the transaction, as well as ITHAX’s and Mondee’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. When used herein, including any oral statements made in connection herewith, the words “anticipates,” “approximately,” “believes,” “continues,” “could,” “estimates,” “expects,” “forecast,” “future, ” “intends,” “may,” “outlook,” “plans,” “potential,” “predicts,” “propose,” “should,” “seeks,” “will,” or the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. Such forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by both ITHAX and its management, and Mondee and its management, as the case may be, are inherently uncertain. Except as otherwise required by applicable law, ITHAX disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. ITHAX cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of ITHAX. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; (2) the outcome of any legal proceedings that may be instituted against ITHAX, Mondee, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the shareholders of ITHAX, to obtain financing to complete the business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of ITHAX or Mondee as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the business combination; (10) the possibility that ITHAX, Mondee or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID-19 on the combined company’s business and/or the ability of the parties to complete the proposed business combination; (12) Mondee’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; (13) adverse changes in general market conditions for travel services, including the effects of macroeconomic conditions, terrorist attacks, natural disasters, health concerns, civil or political unrest or other events outside the control of the parties; (14) significant fluctuations in the combined company’s operating results and rates of growth; (15) dependency on the combined company’s relationships with travel agencies, travel management companies and other travel businesses and third parties; (16) payment-related risks; (17) the combined company’s failure to quickly identify and adapt to changing industry conditions, trends or technological developments; (18) unlawful or fraudulent activities in the combined company’s operations; (19) any significant IT systems-related failures, interruptions or security breaches or any undetected errors or design faults in IT systems of the combined company; (20) exchange rate fluctuations; and (21) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements and Risk Factor Summary” in ITHAX’s final prospectus relating to its initial public offering dated February 1, 2021 and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”), including the registration statement on Form S-4 relating to the business combination that ITHAX filed with the SEC on March 21, 2022, as amended by that Amendment No. 1 to Form S-4, filed with the SEC on April 26, 2022, that Amendment No. 2 to Form S-4, filed with the SEC on May 20, 2022, that Amendment No. 3 to Form S-4, filed with the SEC on June 7, 2022, that Amendment No. 4 to Form S-4, filed with the SEC on June 13, 2022, that Amendment No. 5 to Form S-4 filed with the SEC on June 21, 2022, and that Amendment No. 6 to Form S-4 filed with the SEC on June 24, 2022, which includes a prospectus/proxy statement of ITHAX (the “Registration Statement”). The Registration Statement was declared effective by the SEC on June 27, 2022 and the definitive proxy statement/prospectus was mailed to ITHAX’s shareholders on or about June 27, 2022. There may be additional risks that neither ITHAX nor Mondee presently know of or that ITHAX or Mondee currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Author and any of their affiliates, directors, officers and employees expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect events or circumstances after the date on which such statement is being made, or to reflect the occurrence of unanticipated events.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed business combination, ITHAX filed the Registration Statement with the SEC. The Registration Statement was declared effective by the SEC on June 27, 2022. A definitive proxy statement/prospectus was mailed to the shareholders of ITHAX on or about June 27, 2022. ITHAX also plans to submit or file other documents with the SEC regarding the proposed transaction. INVESTORS AND SHAREHOLDERS OF ITHAX ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION, WHICH WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Mondee and ITHAX once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

Additional Information about the Business Combination and Where to Find It:

Additional information about the proposed business combination, including a copy of the business combination agreement and investor presentation, was disclosed in a Current Report on Form 8-K that ITHAX filed with the SEC on December 20, 2021 and is available at www.sec.gov. In connection with the proposed business combination, ITHAX filed the Registration Statement. The Registration Statement was declared effective by the SEC on June 27, 2022 and the definitive proxy statement/prospectus was mailed to ITHAX shareholders on or about June 27, 2022. Additionally, ITHAX will file other relevant materials with the SEC in connection with the proposed business combination of ITHAX with Mondee. The materials to be filed by ITHAX with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Investors and security holders of ITHAX are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination.

Participants in Solicitation:

ITHAX, Mondee, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of ITHAX in connection with the proposed transaction. Information about the directors and executive officers of ITHAX is disclosed in ITHAX’s initial public offering prospectus, which was filed with the SEC on February 1, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Contacts

For Mondee:

Media
MondeePR@ICRinc.com

Investor Relations
MondeeIR@ICRinc.com

For ITHAX:

Investor Relations
info@ithaxacquisitioncorp.com